UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
25
June 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X               Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                       No X

Issued by Harmony Gold
Mining Company Limited
25 June 2010
For more details contact:
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Multiple fatalities at Harmony’s Phakisa mine
Johannesburg. Friday, 25 June 2010.
Harmony Gold Mining Company Limited
(Harmony) regrets to announce that three employees died in an underground explosion accident at its Phakisa mine in the Free State on Thursday, 24 June 2010.
Two other employees were seriously injured and are being treated at the local hospital.
The employees were part of a Mine Rescue Team that was busy investigating a suspected fire in a raise, underground at the time of the accident. All other employees working underground at the time of the explosion were accounted for and are safe.
The explosion occurred at approximately 22:30 on Thursday, some 2,013 meters below surface.
Management together with the representatives of the Department of Mineral
Resources worked through the night on the rescue operation. Investigations into the causes of the accident will be conducted once the area has been declared safe.
Harmony’s Chief Executive, Graham Briggs and his management team, expresses their sincere condolences to the families of the deceased and injured who were affected by the incident.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: June 25, 2010
Harmony Gold Mining Company Limited
By:  /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director